EXHIBIT 4.14

PROPERTY OPTION AGREEMENT

THIS AGREEMENT is made as of the 25th day of September, 2017.

BETWEEN:

BEARING LITHIUM CORP., a corporation existing under the laws of the Province of British Columbia and having an office at 1400 – 1111 West Georgia, Vancouver, British Columbia V6E 4G2

(the “Optionor”)

AND:

FIRST DIVISION VENTURES INC., a corporation existing under the laws of the Province of British Columbia and having a registered and records office at [NTD: To be completed]

(the “Optionee”)

WHEREAS:

A. The Optionor is the legal and beneficial owner of an aggregate of 81 lode mineral claims located in Esmeralda County in the State of Nevada, known as the “Fish Lake Property” as more particularly described in Schedule “A” hereto (such claims are collectively referred to herein as the “Mineral Claims”); and

B. The Optionor desires to grant, pursuant to the terms of this Agreement, and the Optionee wishes to acquire, the right to earn an undivided one hundred percent (100%) percent interest in and to the Mineral Claims, subject to a three percent (3%) net smelter returns royalty on commercial production from the Mineral Claims (the “Underlying Royalty”) in favour of the Optionor, on the terms and subject to the conditions set out in this Agreement.

C. The Optionor understands that the Optionee intends to complete a Listing Transaction (as defined herein).

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of one (1) dollar paid by each party to the other, and the mutual promises, covenants, conditions, representations and warranties herein set out, the parties agree as follows:

ARTICLE 1 - DEFINITIONS

1.1	For the purposes of this Agreement the following words and phrases shall have the following meanings, namely:

(a)	“Affiliate” shall have the meaning attributed to such term in the Business Corporations Act (British Columbia);

(b)	“Agreement” means this Agreement, as amended from time to time;

(c)	“Agreement Date” means the date of this Agreement, as first set out above;

(d)	“Business Day” means a day other than a Saturday, Sunday or any day on which chartered banks in the City of Vancouver, British Columbia are not open for business during normal banking hours;

(e)	“Consideration Shares” shall have the meaning attributed to it in Section 3.2(c);

(f)	“Environmental Claims” means any and all administrative, regulatory, or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, or proceedings relating in any way to any Environmental Law or any permit issued under any Environmental Law, including:

i.	any and all claims by government or regulatory authorities for enforcement, clean-up, removal, response, remedial, or other actions or damages under any applicable Environmental Law; and

ii.	any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive or other relief resulting from hazardous materials, including any release of those claims, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

(g)	“Environmental Laws” means all requirements of the common law or environmental, health, or safety statutes of any agency, board, or governmental authority, relating to: (i) noise; (ii) pollution or protection of the air, surface water, ground water, or land; (iii) solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal, or transportation; (iv) exposure to hazardous or toxic substances; or (v) the closure, decommissioning, dismantling, or abandonment of any facilities, mines, or workings and the reclamation or restoration of the Property;

(h)	“Environmental Liability” means any claim, demand, loss, liability, damage, cost or expense (including legal fees) suffered or incurred in respect of environmental cleanup and remediation obligations and liabilities arising directly or indirectly from operations or activities conducted in or on the Property;

(i)	“Exchange” shall mean the TSX Venture Exchange;

(j)	“Exchange Approval” means, if required, any approval by the Exchange of the Transaction and the issuance of the Consideration Shares;

(k)	“Exploration Expenditures” means:

i.	All costs and expenses incurred in conducting exploration and prospecting activities on or in connection with the Property, including, without limitation, the active pursuit of required federal, state or local authorizations or permits and the performance of required environmental protection or reclamation obligations, the negotiation and performance of desirable agreements with local communities or governments, the building, maintenance and repair of roads, drill site preparation, drilling, tracking, sampling, trenching, digging test pits, shaft sinking, acquiring, diverting and/or transporting water necessary for exploration, logging of drill holes and drill core, completion and evaluation of geological, geophysical, geochemical or other exploration data and preparation of interpretive reports, and surveying and laboratory costs and charges (including assays or metallurgical analyses and tests);

ii.	All expenses incurred in conducting development activities on or in connection with the Property, the active pursuit of required federal, state or local authorization or permits, the negotiation and performance of agreements with local communities, and the performance of required environmental protection or reclamation obligations, pre-stripping and stripping, the construction and installation of a mill, leach pads or other beneficiation facilities for valuable minerals, and other activities, operations or work performed in preparation for the removal or testing of valuable minerals from the Property;

iii.	All costs of the Optionee in acquiring additional interests in real property within the Area of Interest, to the extent such interests become subject to this Agreement;

iv.	All costs incurred in performing any reclamation or other restoration or clean-up work required by any federal, state or local agency or authority or agreements with the same or local communities, and all costs of insurance obtained or in force to cover activities undertaken by or on the Optionee’s behalf on the Property;

v.	Salaries, wages, expenses and benefits of the Optionee’s employees or consultants engaged in operations directly relating to the Property, including salaries and fringe benefits of those who are temporarily assigned to and directly employed on work relating to the Property for the periods of time such employees are engaged in such activities and reasonable transportation expenses for all such employees to and from their regular place of work to the Property;

vi.	Taxes and assessments, other than income taxes, assessed or levied upon or against the Property or any improvements thereon situated thereon for which the Optionee is responsible;

vii.	Costs of material, equipment and supplies acquired, leased or hired, for use in conducting exploration or development operations relating to the Property; provided, however, that equipment owned and supplied by the Optionee shall be chargeable at rates no greater than comparable market rental rates available in the area of the Property; and

viii.	Costs and expenses of establishing and maintaining field offices, camps and housing facilities.

(l)	“Initial Shares” shall have the meaning attributed to it in Section 3.2(a);

(m)	“Listing Transaction” means the listing of the Optionee’s common shares on the Exchange or the acquisition of all of the outstanding common shares of the Optionee, whether pursuant to an amalgamation, arrangement, merger, reorganization or otherwise, provided the securities issued to the holders of common shares of the Optionee in exchange thereof are listed on the Exchange;

(n)	“Mineral Claims” has the meaning attributed to such term in Recital A hereto;

(o)	“Minerals” means all materials of commercial value produced or derived from the Property and all base metals and minerals, all precious metals and minerals, all rare earth, non-metallic minerals including diamonds, all industrial minerals and all ores, concentrates, precipitates, beneficiated products, and solutions containing any of the aforementioned metals or minerals, and all forms in which such metals and minerals may occur, be found, extracted or produced on, in or under the Property;

(p)	“Operations” means all activities carried out in connection with the prospecting, exploring, evaluation, development, and mining of Minerals on the Property, including prospecting, exploration, the development of a mine, the mining, extraction, treatment, storage and processing of Minerals, distribution of Minerals, the acquisition and relinquishment of properties or the construction of any improvements, fixtures or equipment reasonably necessary therefor, and any other activities or operations related to or necessary for exploration, development, and mining of Minerals on, in or under the Property;

(q)	“Operator” means the Optionee;

(r)	“Option” means the sole, exclusive and irrevocable right and option granted by the Optionor to the Optionee to acquire an undivided one hundred (100%) legal and beneficial interest in and to the Mineral Claims as more particularly set out in Section 3.1 hereof, and subject to the Underlying Royalty;

(s)	“Option Period” means the period commencing on the Agreement Date and ending at 12:01 am on the day after the Optionee exercises the Option as set out in Section 3.1 hereof;

(t)	“Optionee” means First Division Ventures Inc.

(u)	“Optionor” means Bearing Lithium Corp.;

(v)	“Property” means the Mineral Claims together with all right, title and interest of the Optionor to all mining leases and other mining interests derived from the Mineral Claims, including any renewal thereof and any form of successor or substitute title thereto;

(w)	“PubCo Shares” shall have the meaning attributed to it in Section 3.2(c);

(x)	“Transaction” means the grant of the Option by the Optionor to the Optionee, as set out herein; and

(y)	Underlying Royalty” has the meaning attributed to such term in Recital A hereto, as described in Schedule “B”.

1.2	Entire Agreement

This Agreement constitutes the entire agreement between the Optionor and the Optionee pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of and between the parties to this Agreement relating to the Property and there are no representations, warranties, covenants or other agreements among the parties to this Agreement in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.3	Headings

The Articles, Sections, subsections and other headings contained herein are included solely for convenience, are not intended to be full or accurate descriptions of the content of this Agreement and shall not be considered part of this Agreement.

1.4	Currency

Unless otherwise indicated, all dollar amounts contained in this Agreement are and shall be construed to be in dollars in the lawful currency of Canada.

1.5	Schedules

The following Schedule attached to this Agreement is an integral part of this Agreement:

Schedule “A” – List of Mineral Claims
Schedule “B” – Terms of Underlying Royalty

ARTICLE 2 – REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1	The Optionor and Optionee each represent and warrant to the other that:

(a)	other than the Exchange Approval, it has duly obtained all authorizations for the execution, delivery, and performance of this Agreement, and such execution, delivery and performance and the consummation of the Transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws;

(b)	this Agreement, when delivered in accordance with the terms hereof, will constitute a valid and binding obligation enforceable against it in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.2	The Optionor represents and warrants to, and covenants with the Optionee that:

(a)	it holds the one hundred (100%) percent legal and beneficial right, title and interest in and to the Property, free and clear of all liens, charges and encumbrances;

(b)	the Mineral Claims are in good standing and have been properly located and staked pursuant to the applicable laws and regulations of the State of Nevada and are in good standing;

(c)	it holds all governmental permits, licenses, consents and authority that it is required by law to hold in order to hold the interest in the Mineral Claims;

(d)	all fees, taxes, assessments, rentals, levies or other payments required to be made to such date relating to the Property have been made;

(e)	other than this Agreement it is not a party to any outstanding agreements or options to acquire, purchase or sell the Property or any portion thereof or any interest therein;

(f)	to the best of its knowledge, there is no adverse claim or challenge against or to the ownership of or title to any part of the Property;

(g)	to its knowledge, there are no actions, or claims, investigations, suits, proceedings or inquiries (judicial or otherwise) pending or threatened against or relating to the Property before or by any governmental or regulatory agency or board, which would reasonably be expected to have a materially adverse effect on the ability of the Optionor to perform its obligations hereunder;

(h)	to the knowledge of the Optionor there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Property;

(i)	except as expressly permitted by the terms of the Mineral Claims, no toxic or hazardous substance or waste has been treated, disposed of or is located or stored on the Property as a result of activities of the Optionor or, to its knowledge, its predecessors in title or interest;

(j)	it has not received from any governmental or regulatory agency or board, any notice of or communication relating to any actual or alleged Environmental Claims and, to its knowledge, there are no outstanding work orders or actions required to be taken relating to environmental matters respecting the Property or any operations carried out on the Property; and

(k)	it has provided to the Optionee data, maps, interpretive data, samples and other materials relevant to the Property for evaluation in the possession or control of the Optionor and it will permit Optionee to retain possession of such materials and information during the Option Period, it being understood that these materials will remain in the Optionee’s possession in the event the Option is exercised and, if the Option is not exercised, returned to the Optionor.

2.3	The Optionee acknowledges and agrees that the Optionor makes no representation or warranty except as set forth in Section 2.2, above, and that it expressly disclaims any representation or warranty as to the existence of any Minerals on the Property.

2.4	The Optionee represents and warrants to, and covenants with the Optionor that:

(a)	it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation or organization and is qualified, directly or indirectly, to do business in British Columbia;

(b)	it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)	it will observe the terms and the conditions of this Agreement; and

(d)	and upon termination of this Agreement, the Optionee shall return or assign to the Optionor all technical information and data, maps, interpretive data, samples and other material relevant to the Property and in their respective possession.

2.5	The representations, warranties and covenants hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, and shall survive the exercise of the Option or the termination of this Agreement in accordance with its terms, whichever shall first occur, for a period of one year. Each of the parties shall indemnify and save the other harmless from all losses, damages, costs (including reasonable legal expenses, but not including losses of profits or opportunity or punitive or incidental damages), actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

ARTICLE 3 - GRANTING AND EXERCISE OF OPTIONS

3.1	Upon and subject to the terms and conditions of this Agreement, the Optionor hereby grants the Option to the Optionee.

3.2	The Option will be exercised by the Optionee:

(a)	by making a cash payment of $20,000 and issuing 20,000 common shares of the Optionee (the “Initial Shares”) issued at a deemed price of $0.20 per Initial Share to the Optionor within 10 days of the Agreement Date; and

(b)	Incurring an aggregate of $3,000,000 in Exploration Expenditures on the Property as follows:

(i)	$120,000 on or before the one (1) year anniversary of the Agreement Date;

(ii)	$880,000 on or before the two (2) year anniversary of the Agreement Date; and

(iii)	$2,000,000 on or before the three (3) year anniversary of the Agreement Date.

(c)	completing the issuance to the Optionor of 4,000,000 fully paid and non-assessable common shares in the capital of the Optionee or its parent (the “PubCo Shares” and, together with the Initial Shares, the “Consideration Shares”) on or before the three (3) year anniversary of the Agreement Date provided, however, in order for this obligation to be satisfied, such PubCo Shares must be listed on the Exchange.

(d)	If the Optionee does not timely make all of the payments, or the Consideration Shares are not issued as specified and at the times provided in this Section 3.2, or the Expenditures are not incurred as specified and within the time frame provided in this Section 3.2, then the Option shall automatically terminate without notice. Notwithstanding the foregoing, the Optionee shall have the right to accelerate exercise of the Option by making all of the cash payments and the Expenditures and arranging for the issuance of all of the Consideration Shares.

3.3	The Optionor acknowledges that the Consideration Shares will be subject to such resale restrictions and hold periods imposed by National Instrument 45-102, and the rules and policies of the Exchange.

3.4	Upon the Optionee having timely performed all of the requirements of Section 3.2 hereof, the Optionee will be deemed to have exercised the Option in full, and the Optionee will have a one hundred percent (100%) interest in the Property subject, however, to the Underlying Royalty.

ARTICLE 4 - EXCHANGE APPROVAL

4.1	The completion of the Transaction, and the issuance of the Consideration Shares, is conditional upon receipt of any required Exchange Approval. In the event the Exchange Approval, if required, is not received within forty-five (45) calendar days of the Agreement Date, this Option will terminate.

ARTICLE 5 - ACTIVITIES OF THE OPERATOR

5.1	During the Option Period the Operator shall have full right, power and authority to do everything necessary or desirable to determine the manner of exploration and development of the Property, including the right, power and authority to:

(a)	regulate access to the Property subject only to the right of the representatives of the Optionor, to have access to the Property at all reasonable times and on reasonable notice, for the purpose of inspecting work being done thereon but at their own risk and expense;

(b)	employ and engage such employees, agents and independent contractors as the Operator may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder; and

(c)	remove any Minerals from the Property for sampling and testing purposes as may be necessary in accordance with its operations on the Property.

5.2	The Operator shall not have the right to remove materials for any bulk sampling or test mining without the prior consent of the Optionor.

ARTICLE 6 - OBLIGATIONS OF THE OPERATOR

6.1	During the Option Period, the Optionee shall, in regard to the Property:

(a)	permit the Optionor, at their own expense, reasonable and timely access to the results of the work done on the Property;

(b)	keep the Property free and clear of all liens, charges and encumbrances of every character arising from its operation hereunder (except for liens for taxes not then due, other inchoate liens and liens diligently contested in good faith by the Operator), and proceed with all reasonable diligence to contest or discharge any lien that is filed;

(c)	pay, when due and payable, all wages or salaries for services rendered in connection with the Property and all accounts for materials supplied on or in respect of any work or operation performed on the Property;

(d)	do or cause to be done all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any applicable governmental authority; and

(e)	at all times during the Option Period, keep the Property in good standing, including making all claim payments required by law, in accordance with applicable laws and regulations

ARTICLE 7 – TERMINATION

7.1	The Optionee may, at any time prior to its exercise of the Option and subject to any survival terms and conditions provided in this Agreement, terminate this Agreement in its entirety on written notice to the Optionor and except for the obligations set out in Section 7.4 hereof and any liability for any obligation incurred prior to such termination, shall thereafter have no liability to the Optionor as a result of such termination.

7.2	If at any time the Optionee fails to perform any obligation required to be performed by it hereunder, or the Optionee is otherwise in breach of a warranty or a covenant given by it hereunder, then the Optionor may terminate this Agreement, but only after it shall have first given written notice of default to the Optionee and the Optionee has not cured the default within (a) five (5) Business Days following delivery of the notice of default if the default is a failure to timely pay money, or (b) within thirty (30) calendar days following delivery of the notice of default if the default is other than a failure to timely pay money.

7.3	Upon termination of this Agreement, the Optionee shall have no legal or beneficial interests in or to the Property. The Option is an option only in respect of the Property and except as specifically provided otherwise, nothing in this Agreement shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

7.4	Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement, the Optionee shall:

(a)	have the right and obligation to remove from the Property within one-hundred and eighty (180) calendar days of the effective date of such termination all equipment erected, installed or brought upon the Property by or at the instance of the Optionee;

(b)	perform all reclamation work on the Property required under applicable mining, exploration and environmental laws as a result of Operations carried out by or on behalf of the Optionee; and

(c)	ensure that all fees and payments required to ensure that the Mineral Claims will be in good standing for a period of time equivalent to the lesser of the time remaining in the Option Period, and one-hundred and eighty (180) calendar days after the effective date of the termination of this Agreement.

ARTICLE 8 – TRANSFERS

8.1	Except in the event of a transfer to an Affiliate, the Optionee shall not be permitted to transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the Optionor, which consent may be granted or withheld by the Optionor in their sole discretion.

ARTICLE 9 - FORCE MAJEURE

9.1	If any party to this Agreement is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lock-outs, labour shortages, power shortages, fuel shortages, fires, wars, insurrection, terrorist activities, inability to gain or maintain surface access not related to the misconduct of such party, acts of God, governmental regulations restricting normal operations, shipping delays or any other extraordinary reason or reasons beyond the control of such party, other than lack of funds, the effect of which would be to halt work on any or all of the Property, the time limited for the performance by such party of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay, but nothing herein shall discharge such party from its obligations hereunder to maintain any and all Property in respect of which it is the Operator in good standing.

9.2	Each party shall give prompt notice to the other of each event of force majeure under Section 9.1 hereof and upon cessation of such event shall furnish to the other party notice to that effect together with particulars of the number of days by which the obligations of the notifying party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

ARTICLE 10 - CONFIDENTIAL INFORMATION

10.1	The parties to this Agreement shall keep confidential all books, records, files and other information supplied by any party to the other party or its employees, agents or representatives in connection with this Agreement or in respect of the activities carried out on the Property by any party, or related to the sale of Minerals, or other products derived from any Property, including all analyses, reports, studies or other documents prepared by any party or its employees, agents or representatives, which contain information from, or otherwise reflects such books, records, files or other information. The parties shall use their reasonable efforts to ensure that their employees, agents or representatives do not disclose, divulge, publish, transcribe, or transfer such information, in whole or in part, other than to an Affiliate where such disclosure is for routine corporate purposes, and other than to its contractors, legal, accounting and other advisors, financiers, potential investors and potential transaction partners who require such information, without the prior written consent of the other party, which consent may not be arbitrarily or unreasonably withheld and which shall not apply to such information or any part thereof to the extent that:

(a)	it is required to be publicly disclosed pursuant to applicable securities or corporate laws or rules or requirements of any stock exchange, in which event the party seeking to make such disclosure shall provide to the non-disclosing party, at least 24 hours prior to making such disclosure, a written copy of such proposed disclosure, unless mutually agreed otherwise, and shall include any comments the non-disclosing party may have, acting reasonably, on such proposed disclosure;

(b)	the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the disclosing party; or

(c)	such information becomes generally disclosed to the public, other than as a consequence of a breach of this Agreement by one of the parties to this Agreement.

10.2	Notwithstanding any other provision hereof each party to this Agreement agrees to provide to the other party to this Agreement the text of any proposed news release or information update with respect to this Agreement or the Property at least twenty-four (24) hours prior to release of such information to third parties. The party receiving such proposed news release or information update shall review and comment on the text thereof within twenty-four (24) hours of receipt. The party proposing the new release or information update shall in good faith review the comments provided and shall take reasonable steps to modify the release or update according to the concerns raised.

ARTICLE 11 - DISPUTE RESOLUTION

11.1	All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated with or derived therefrom, shall be referred to and finally resolved by arbitration by one arbitrator under the rules of the British Columbia International Commercial Arbitration Centre.

11.2	The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered at Vancouver, British Columbia, by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules”.

ARTICLE 12 - COVENANT TO REGISTER AGREEMENT

12.1	Forthwith upon the acquisition of an interest in any land or mineral rights pursuant to this Agreement, either party to this Agreement shall, if requested by the other by notice in writing, cooperate with such other party in taking such steps as are necessary for the registration of the interests of the parties to this Agreement with the appropriate authorities, governmental agencies or registry offices to properly evidence this Agreement in the jurisdiction in which the Property is located and protect to the extent possible, the rights and interests of the parties acquired hereunder from time to time from adverse claims by third parties.

ARTICLE 13 - NOTICES

13.1	Any notice or other writing required or permitted to be given hereunder or for the purposes of this Agreement to either the Optionor or the Optionee shall be sufficiently given if delivered personally or transmitted by email or other form of recorded communication capable of producing a printed copy:

(a)	In the case of a notice to the Optionor, at their address as shown on the first page of this Agreement, or by email to jpoirier@bearinglithium.com, to the attention of Jeremy Poirier.

(b)	In the case of a notice to the Optionee at their address as shown on the first page of this Agreement, or by email to mulberry1966@gmail.com, to the attention of Michael Mulberry.

or at such other address or addresses as the parties to whom such writing is to be given shall have last notified the party giving the same in the manner provided in this Section 13.1. Any notice delivered to the party to whom it is addressed as provided in this Agreement shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day, then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice transmitted by facsimile or other form of recorded communication shall be deemed to be given and received on the first Business Day after its transmission.

ARTICLE 14 - INDEMNIFICATION

15.1	The Optionor Indemnity - The Optionor agrees to indemnify and save the Optionee harmless from and against any and all costs, claims, losses, expenses and damages arising from Environmental Liability suffered or incurred by the Optionee arising directly or indirectly from any operations or activities conducted by the Optionor, or its employees or agents, in or on the Property.

15.2	The Optionee’s Indemnity - The Optionee agrees to indemnify and save the Optionor harmless from and against any and all costs, claims, losses, expenses and damages arising from Environmental Liability suffered or incurred by the Optionor arising directly or indirectly from any operations or activities conducted on the Property, whether by the Optionee, or its employees or agents (except the Optionor, as applicable), after the Agreement Date.

15.3	Survival - The provisions of this ARTICLE 14 shall survive any termination of this Agreement for a period of one (1) year following the date of termination.

ARTICLE 15 - GENERAL

16.1	No consent or waiver expressed or implied by any party in respect of any breach or default by any other party in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach of default.

16.2	No investigation made by or on behalf of the parties or any of their respective advisors or agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made or incorporated by reference herein by the other parties to this Agreement or made pursuant thereto. No waiver by the parties of any condition, in whole or in part, shall operate as a waiver of any other condition.

16.3	Notwithstanding the right of any party to this Agreement fully to investigate the affairs of the others, each of the parties has the right to rely fully upon the representations, warranties, covenants and agreements of the other contained or otherwise incorporated by reference in this Agreement and of such other party’s Affiliates, officers and agents delivered pursuant to this Agreement.

16.4	All statements contained in any certificate or other instrument delivered by or on behalf of any party pursuant to this Agreement or in connection with the transactions contemplated by this Agreement shall be deemed to be made by such party hereunder.

16.5	The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully and effectively the intent and purpose of this Agreement or to record wherever appropriate the respective interests from time to time of the parties in the Property.

16.6	This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

16.7	This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

16.8	Time shall be of the essence in this Agreement.

16.9	The preamble and Schedules attached to this Agreement shall be deemed to be incorporated in, and to form part of, this Agreement.

16.10	Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

16.11	The word “or” shall not be exclusive and the word “including” shall not be limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import is used with reference thereto.

16.12	Nothing contained in this Agreement shall be deemed to constitute either party to this Agreement the partner of the other nor to create any fiduciary relationship between them, nor, except as otherwise herein expressly provided, to constitute either the Optionee, the Optionee Parent or the Optionor as the agent or legal representative of the other. It is not the intention of the parties to this Agreement to create, nor shall this Agreement be construed to create, any partnership or agency relationship between any of the parties. None of the parties shall have any authority to act for or to assume any obligation or responsibility on behalf of the other parties, except as otherwise expressly provided herein.

16.13	If any provisions of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, such provision may be severed from this Agreement, and the validity, legality and enforceability of the remaining provisions hereof shall not be affected or impaired by reason thereof.

16.14	This Agreement may be signed by the Parties in counterparts and may be delivered by facsimile or other form of electronic transmission, each of which when delivered will be deemed to be an original and all of which together will constitute one instrument.

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the day and year first above written.

BEARING LITHIUM CORP.

By:	/s/ Jeremy Poirier
Jeremy Poirier, President

FIRST DIVISION VENTURES INC.

By:	/s/ Michael Mulberry
Michael Mulberry, President

Schedule “A”

Fish Lake Claims

FLV Lode Mining Claims

Esmeralda County, Nevada

Name	NMC Serial No	County No	Count
FLV 1	1135246	206005	1
FLV 2	1135247	206006	2
FLV 3	1135248	206007	3
FLV 4	1135249	206008	4
FLV 5	1135250	206009	5
FLV 6	1135251	206010	6
FLV 7	1135252	206011	7
FLV 8	1135253	206012	8
FLV 9	1135254	206013	9
FLV 10	1135255	206014	10
FLV 11	1135256	206015	11
FLV 12	1135257	206016	12
FLV 13	1135258	206017	13
FLV 14	1135259	206018	14
FLV 15	1135260	206019	15
FLV 16	1135261	206020	16
FLV 17	1135262	206021	17
FLV 18	1135263	206022	18
FLV 19	1135264	206023	19
FLV 20	1135265	206024	20
FLV 21	1135266	206025	21
FLV 22	1135267	206026	22
FLV 23	1135268	206027	23
FLV 24	1135269	206028	24
FLV 25	1135270	206029	25
FLV 26	1135271	206030	26
FLV 27	1135272	206031	27
FLV 28	1135273	206032	28
FLV 29	1135274	206033	29
FLV 30	1135275	206034	30
FLV 31	1135276	206035	31
FLV 32	1135277	206036	32
FLV 33	1135278	206037	33
FLV 34	1135279	206038	34
FLV 35	1135280	206039	35

Name	NMC Serial No	County No	Count
FLV 36	1135281	206040	36
FLV 37	1135282	206041	37
FLV 38	1135283	206042	38
FLV 39	1135284	206043	39
FLV 40	1135285	206044	40
FLV 41	1135286	206045	41
FLV 42	1135287	206046	42
FLV 43	1135288	206047	43
FLV 44	1135289	206048	44
FLV 45	1135290	206049	45
FLV 46	1135291	206050	46
FLV 47	1135292	206051	47
FLV 48	1135293	206052	48
FLV 49	1135294	206053	49
FLV 50	1135295	206054	50
FLV 51	1135296	206055	51
FLV 52	1135297	206056	52
FLV 53	1135298	206057	53
FLV 54	1135299	206058	54
FLV 55	1135300	206059	55
FLV 56	1135301	206060	56
FLV 57	1135302	206061	57
FLV 58	1135303	206062	58
FLV 59	1135304	206063	59
FLV 60	1135305	206064	60
FLV 61	1135306	206065	61
FLV 62	1135307	206066	62
FLV 63	1135308	206067	63
FLV 64	1135309	206068	64
FLV 65	1135310	206069	65
FLV 66	1135311	206070	66
FLV 67	1135312	206071	67
FLV 68	1135313	206072	68
FLV 69	1135314	206073	69
FLV 70	1135315	206074	70
FLV 71	1135316	206075	71
FLV 72	1135317	206076	72
FLV 73	1135318	206077	73
FLV 74	1135319	206078	74
FLV 75	1135320	206079	75
FLV 76	1135321	206080	76
FLV 77	1135322	206081	77
FLV 78	1135323	206082	78
FLV 79	1135324	206083	79
FLV 80	1135325	206084	80
FLV 81	1135326	206085	81

SCHEDULE “B”

To the Option Agreement Between Bearing Lithium Corp. and First Division Ventures Inc.

Effective as of September____, 2017

Underlying Royalty

Any capitalized terms not defined in this Schedule “B” have the meaning ascribed to them in the Option Agreement to which this Schedule “B” is attached.

The Underlying Royalty reserved herein shall be subject to the following:

1. Definitions

a. “Commercial Operation” means the operation of the Property or any part thereof as a mine but not including any bulk sampling programs or pilot plant or test operations. Commercial Operation shall be deemed to have commenced on date of the first sale of Product from the Property.

b. “Gross Revenues” means the aggregate of the following revenues (without duplication) received or accrued in each quarterly period:

(i) the revenue from arm’s length purchasers of all Products;

(ii) the fair market value of all Products sold to persons not dealing at arm’s length with First Division Ventures Inc.; and

(iii) any proceeds of insurance on Products;

c. “Net Smelter Return” means Gross Revenues less Permissible Deductions.

d. “Permissible Deductions” means the aggregate of the following charges (without duplication) that are paid or accrued with respect to the Property in each quarterly period:

(i) transportation costs for Products from the Property to the place of delivery of Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

(ii) all costs, expenses and charges which are either paid or incurred in connection with refinement of Products by a third party, including all smelter and refinery charges and all weighing, sampling, assaying, representation and storage costs, any umpire charges, and any penalties charged by the refinery or smelter, but not including mining, milling or concentration charges paid or incurred with respect to Products, and

(iii) all transport insurance on Products;

e. “Products” means all ores, concentrates, minerals and refined or semi-refined products produced from the Property.

2. Terms of Royalty

a. Estimation of Royalty. The Underlying Royalty will consist of a 3.0% of Net Smelter Return calculated on a quarterly basis on all Products extracted from, processed and sold that originated from Commercial Operations on the Property from and after Commercial Operation.

b. Frequency of Payment of Royalty. The Underlying Royalty shall be due and payable within ten (10) business days after the end date of each calendar quarter, following Commercial Operation.

c. Method of Making Payments. All payments required hereunder may be mailed or delivered to any single depository as Bearing Lithium Corp. may instruct. If First Division Ventures Inc. or assigns, the party paying the Royalty (the “Payor”) makes a payment or payments on account of the Royalty in accordance with the provisions of this Schedule “B”, it will have no further responsibility for distribution of the Royalty. All charges of the agent, trustee or depository will be borne solely by the party receiving payments of Royalty. The delivery or the deposit in the mail of any payment hereunder on or before the due date thereof shall be deemed timely payment hereunder.

3. Records and Reports

a. Records, Inspection and Audit. Within seventy five (75) days following the end of each calendar year, commencing with the year in which the Property is brought into commercial production the Payor shall deliver to Bearing Lithium Corp. a statement of the Royalty paid for said calendar year (the “Statement”).

b. Objections. All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless within ninety (90) days after receipt by Bearing Lithium Corp. of a Statement in respect of such Royalty payments. Bearing Lithium Corp. disputes any calculation of Royalty by delivering to the Payor a written notice (the “Objection Notice”) describing and setting forth a specific objection Upon delivery of an Objection Notice, Bearing Lithium Corp. shall have the right within a period of ninety (90) days from the date of the Objection Notice, upon reasonable notice to the Payor, to inspect the Payor’s books and records relating to the Royalty payments made in the applicable calendar year and to conduct an independent audit of such books and records at its own cost and expense. All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with International Financial Reporting Standards. If such audit determines that there has been a deficiency or an excess in the Royalty payments made to Bearing Lithium Corp. in the applicable calendar year, such deficiency or excess will be resolved by adjusting the next payment due hereunder. Bearing Lithium Corp. will pay all the costs and expenses of such audit unless a deficiency of five (5%) percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of five (5%) percent or more of the amount due is determined to exist.

c. Objections. If Bearing Lithium Corp. does not deliver an Objection Notice during the ninety (90) day period after receipt of a Statement, all payments of Royalty for the calendar year will be considered final and in full satisfaction of all obligations of the Payor with respect thereto.

4. Inurement

The Royalty reserved herein shall run with the land and be binding on all subsequent owners of the Property, including any amendments, relocations, patents of the same or additional or alternative rights to mine as may be conferred by any changes in the mineral laws of the United States.

5. Assignments by Bearing Lithium Corp.

Bearing Lithium Corp. may transfer, pledge, mortgage, charge or otherwise encumber all or any part of its right, title and interest in and to its Royalty reserved hereunder; provided, however, that the Payor shall be under no obligation to make its payments hereunder to such assignee, transferee, pledgee or other third party until the Payor’s receipt of notice concerning the assignment or transfer.